February 12, 2025

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

SOL STRATEGIES INC. - NOTICE OF CHANGE OF AUDITORS

Dear Sirs/Mesdames:

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated February 6, 2025, delivered to us by the Corporation in respect of the change of auditor of the Corporation. In accordance with section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice and we agree with each of the statements contained therein pertaining to our firm.

Yours truly,

/s/ Kingston Ross Pasnak LLP

Kingston Ross Pasnak LLP

Charted Professional Accountants